
WHOLE FOODS MARKET

Whole Foods Market

Today, we're the world's leader in natural and organic foods.

Austin, Texas

Food & Drinks | Natural & Organic | Traditional Grocery / Drugs

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Rinse Bath & Body 55 minutes ago

What makes it so different... First, our Body Buff is a slushie consistency so you don't have to dip your hand through a vat of oil to get to the good scrubby part. Follow us, message us! We'd love to chat!


rinse
bath & body co.
A LIGHT EXFOLIATING SCRUB THAT TURNS TO LOTION
COCO KISSED
BODY BUFF SUGAR SCRUB
Discontinue Use If Discomfort Occurs

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